November 15, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Dennis C. Hult
Mail Stop 6010

Re:	InforMedix Holdings, Inc.
Form 8-K dated October 26, 2007

On behalf of InforMedix Holdings, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated November 8, 2007 (the “Comment Letter”), enclosed please find Amendment No. 1 to the Company’s Form 8-K initially filed on November 6, 2007. Amendment No. 1 to the Form 8-K is marked to show changes from the Form 8-K originally filed.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the numbers correspond to the numbers in the Comment Letter.

1.
Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that “they would not be retained as the Company’s independent auditors…” as that wording is unclear to a reader.

Response:

The Company has revised the disclosure to state that its independent auditors were dismissed.

2.
Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to the date of dismissal, resignation or declination. It appears that date is somewhere between the date of notification and the date the successor accountants were engaged, October 26, 2007 and November 1, 2007, respectively. See Item 304(a)(l)(IV) of Regulation S-K.

Response:

The Company has revised the disclosure to cover the interim period from the date of the last audited financial statements to the date of dismissal of its independent auditors.

3.	In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement, November 1, 2007.

Response:

The Company has revised the disclosure to state that it has not had any consultations with its new independent auditors through the date of engagement, November 1, 2007.

4.	Include a letter from the former accountants addressing the revised disclosures in the amendment.

Response:

The Company is unable to provide a letter from its former independent auditors at this time. In accordance with Item 304(a)(3) of Regulation S-B, the Company provided its former independent auditors with copies of both the Form 8-K filed by the Company on November 6, 2007 and Amendment No. 1 to the Company’s Form 8-K enclosed herewith. However, at this time the Company’s former independent auditors have not provided the Company with a copy of the letter to the Securities and Exchange Commission required by Item 304(a)(3) of Regulation S-B.

* * * * *

Please do not hesitate to call me at (703) 749-1305 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

Christopher A. Davis
Enclosure

cc:	Harry M. Stokes, Chief Financial Officer
Jason Simon, Esq.